Exhibit 99.1

-IC Power continued to grow in Q1 2017-
Driven by the completion of greenfield projects
and the acquisition of distribution business

Kenon Holdings Reports First Quarter 2017 Results and Additional Updates

Singapore, May 31, 2017. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announces its results for Q1 2017 and additional updates on its businesses.

Key Highlights

IC Power

•	IC Power’s revenues in Q1 2017 increased by 29% to $544 million, as compared to $422 million in Q1 2016.

•
IC Power’s net income attributable to Kenon in Q1 2017 was $12 million ($15 million excluding finance expenses due to intercompany loans owing to Kenon1), as compared to $13 million ($14 million excluding finance expenses due to intercompany loans owing to Kenon) in Q1 2016.

•	IC Power’s Adjusted EBITDA[2] in Q1 2017 increased by 47% to $146 million, as compared to $99 million in Q1 2016.

•	IC Power’s distribution segment generated revenues of $139 million, net income of $12 million and Adjusted EBITDA[2] of $24 million in Q1 2017.

•
In April 2017, IC Power entered into an agreement to acquire 95% of the shares of Zomet, which is developing a project for the construction of a natural gas-powered power plant, using an open cycle conventional technology, with an installed capacity of 396 MW, in Israel.

Discussion of Results for the Three Months Ended March 31, 2017

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of IC Power Ltd. (“IC Power”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

1 Net income excluding finance expenses due to intercompany loans owing to Kenon is a non-IFRS measure. IC Power’s finance expenses due to intercompany notes owing to Kenon were $3 million and $1 million in Q1 2017 and Q1 2016, respectively.
2 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated May 31, 2017 for the definition of IC Power’s Adjusted EBITDA and a reconciliation to IC Power’s, and each of its segments’, net income.

See Exhibit 99.2 of Kenon’s Form 6-K dated May 31, 2017, for summary consolidated financial information for Kenon, IC Power and Qoros and a reconciliation of non-IFRS measures to the nearest IFRS measure.

IC Power

IC Power’s segments are Generation and Distribution. IC Power’s Generation business is further segmented by geography: Peru, Israel, Central America and Other.

The following discussion of IC Power’s results of operations is derived from IC Power’s consolidated financial statements.

Summary Financial Information of IC Power by Segment

	Three Months Ended March 31, 2017
	(in USD millions)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Revenues	172	99	88	46	139	-	544
Cost of Sales[2]	(102)	(70)	(65)	(29)	(109)	-	(375)
Net Income (loss)	22	11	6	(31)	12	2	22
Adjusted EBITDA	64	28	20	10	24	-	146

	Three Months Ended March 31, 2016
	(in USD millions)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Revenues	121	90	75	35	101	-	422
Cost of Sales[2]	(79)	(65)	(57)	(22)	(79)	-	(302)
Net Income (loss)	16	13	2	(15)	3	2	21
Adjusted EBITDA	39	22	15	8	15	-	99

1. IC Power’s Other segment includes the results of certain of IC Power’s generation assets. In addition, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including amortization of purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2. Excludes depreciation and amortization.

•
Revenues—$544 million in Q1 2017, as compared to $422 million in Q1 2016. The increase was primarily due to the commencement of commercial operations of Samay I (Peru segment) in May 2016, and CDA (Peru segment) in August 2016, as well as an increase in the revenue of IC Power’s distribution business (as the Q1 2016  results of IC Power’s distribution business only reflect the results since the consolidation of such business on January 22, 2016);

•	Cost of sales—$375 million in Q1 2017, as compared to $302 million in Q1 2016, primarily as a result of the items described above with respect to the increase in revenues;

•	Net income—$22 million in Q1 2017, as compared to $21 million in Q1 2016. The main changes in net income in Q1 2017, compared to Q1 2016, include:

•	a $9 million increase in the net income of IC Power’s distribution business primarily because their results for Q1 2016 were only consolidated from January 22, 2016;
•
a $6 million increase in the net income of the Peru segment primarily due to an increase of $4 million and $3 million in the net income of CDA and Samay I, respectively, due to the commencement of their commercial operations in Q3 and Q2 2016, respectively;

•
a $4 million increase in the net income of the Central America segment driven by an increase of $2 million in the net income of Kanan (Panama), due to the commencement of its commercial operations in Q2 2016; and

•
a $16 million decrease in the Other segment principally as a result of (1) a $20 million asset impairment in connection with the sale of Surpetroil (Colombia); (2) a $3 million interest expense related to the $100 million Overseas Facility (since May 2016); and (3) a $2 million increase in finance expenses related to the $220 million notes issued by IC Power to Kenon in March 2016. These effects were partially offset by $10 million in other income received by IC Power Distribution Holdings (“ICPDH”), the holding company of IC Power’s distribution businesses from the prior owner of Energuate, as a result of a working capital adjustment in connection with the acquisition of Energuate in January 2016 (as described below).

IC Power’s net income attributable to Kenon in Q1 2017 was $12 million ($15 million excluding finance expenses due to intercompany loans owing to Kenon3), as compared to $13 million ($14 million excluding finance expenses due to intercompany loans owing to Kenon) in Q1 2016; and

•
Adjusted EBITDA—$146 million in Q1 2017, as compared to $99 million in Q1 2016, primarily due to the commencement of commercial operations of CDA ($18 million increase), Samay I ($12 million increase) and Kanan ($5 million increase) in Q2 and Q3 2016, and an increase of $8 million in Energuate’s Adjusted EBITDA (as the Q1 2016  results of IC Power’s distribution business only reflect the results since the consolidation of such business on January 22, 2016).

A discussion of revenues, cost of sales, net income and Adjusted EBITDA for IC Power’s generation business by segment for Q1 2017, as compared to Q1 2016 is as follows:

Generation - Peru Segment

	Three Months Ended March 31, 2017
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
Kallpa	75	$108	$70	$34	$13
CDA	75	31	11	18	5
Samay I	75	33	21	12	4
TOTAL		$172	$102	$64	$22

	Three Months Ended March 31, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
Kallpa	75	$121	$79	$39	$14
CDA	75	-	-	-	1
Samay I	75	-	-	-	1
TOTAL		$121	$79	$39	$16

3 Net income excluding finance expenses due to intercompany loans owing to Kenon is a non-IFRS measure. IC Power’s finance expenses relating to intercompany notes owing to Kenon were $3 million and $1 million in Q1 2017 and Q1 2016, respectively.

•
Revenues—$172 million in Q1 2017, as compared to $121 million Q1 2016, primarily as a result of the contribution to revenues of CDA and Samay I, which commenced operations in Q3 and Q2 2016. The increase was partially offset by a $13 million decrease in Kallpa’s revenues, primarily as a result of a 12% decrease in the volume of energy sold and a 7% decrease in Kallpa’s average selling price, due to the current oversupply of capacity in the Peruvian power market, which has resulted in (i) downward pressure on prices and (ii) certain Peruvian distribution companies who are eligible to purchase energy as unregulated customers purchasing energy directly from power generators;

•
Cost of sales—$102 million in Q1 2017, as compared to $79 million in Q1 2016, primarily as a result of the contribution of cost of sales from CDA and Samay I. The increase was partially offset by a decrease of Kallpa’s cost of sales, primarily due to a $5 million decrease in Kallpa’s energy purchases due to lower prices;

•	Net income—$22 million in Q1 2017, as compared to $16 million Q1 2016, primarily as a result of the commencement of commercial operations of CDA and Samay I; and

•
Adjusted EBITDA—$64 million in Q1 2017, as compared to $39 million in Q1 2016, primarily as a result of the commencement of commercial operations of CDA and Samay I. This increase was partially offset by a decrease in Kallpa’s Adjusted EBITDA, due to the factors described above.

Generation - Israel Segment

	Three Months Ended March 31, 2017
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
OPC-Rotem	80	$87	$59	$28	$12
OPC-Hadera	100	12	11	-	(1)
TOTAL		$99	$70	$28	$11

	Three Months Ended March 31, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
OPC-Rotem	80	$77	$54	$22	$13
OPC-Hadera	100	13	11	-	-
TOTAL		$90	$65	$22	$13

•
Revenues—$99 million in Q1 2017, as compared to $90 million in Q1 2016, primarily as a result of a $10 million increase in revenues contributed by OPC-Rotem as a result of a 12% increase in OPC-Rotem’s average energy selling price, due to the new electricity tariffs introduced by the Israel Electricity Authority (the “EA”) in January 2017, as well as fluctuations of the Israeli Shekel exchange rate;

•
Cost of sales—$70 million in Q1 2017, as compared to $65 million in Q1 2016, primarily as a result of a $3 million increase in OPC-Rotem’s regulatory expense costs, as a result of an increase in the tariffs;

•
Net income—$11 million in Q1 2017, as compared to $13 million in Q1 2016, primarily due to an increase in OPC-Rotem’s depreciation, as well as exchange rate fluctuations of the Israeli Shekel against the US dollar; and

•
Adjusted EBITDA—$28 million in Q1 2017, as compared to $22 million in Q1 2016, primarily due to the increase in electricity tariffs, as well as exchange rate fluctuations of the Israeli Shekel against the US dollar.

Generation - Central America Segment

	Three Months Ended March 31, 2017
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
ICPNH (Nicaragua)	61-65	25	16	9	3
Kanan (Panama)	100	19	14	5	-
Nejapa and Cenérgica (El Salvador)	100	32	27	4	3
Puerto Quetzal (Guatemala)	100	15	11	2	1
Guatemel (Guatemala)[1]	100	2	2	-	-
Eliminations		(5)	(5)	-	(1)
TOTAL		$88	$65	$20	$6

1. In January 2016, IC Power acquired Guatemel, an electricity trading company, as part of its acquisition of its distribution businesses. However, Guatemel’s results are included within IC Power’s generation business as a result of its business line.

	Three Months Ended March 31, 2016
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
ICPNH (Nicaragua)	61-65	23	13	10	4
Kanan (Panama)	100	15	14	-	(2)
Nejapa and Cenérgica (El Salvador)	100	21	16	3	2
Puerto Quetzal (Guatemala)	100	15	13	2	(1)
Guatemel (Guatemala)	100	1	1	-	-
Eliminations					(1)
TOTAL		$75	$57	$15	$2

•
Revenues—$88 million in Q1 2017, as compared to $75 million in Q1 2016. The increase in revenues was primarily due to (i) a $7 million increase in Nejapa’s revenues due to a 52% increase in average energy selling prices in connection with an increase in HFO prices, (ii) a $4 million increase in Cenergica’s revenue from energy trading, (iii) a $4 million increase in Kanan’s revenues in Q1 2017 as compared to Q1 2016, as Kanan was only partially operated in Q1 2016 and (iv) a $2 million increase in ICPNH’s revenue due to a 81% increase in Tipitapa’s average energy selling price in connection with an increase in HFO prices;

•
Cost of sales—$65 million in Q1 2017, as compared to $57 million in Q1 2016, primarily as a result of (i) a $7 million increase in Nejapa’s cost of sales mainly due to an increase in HFO prices and (ii) a $3 million increase in ICPNH’s cost of sales due to an increase in HFO prices. These effects were partially offset by a $2 million decrease in Puerto Quetzal’s fuel costs as a result of a 71% decrease in the volume of energy generated;

•
Net income—$6 million in Q1 2017, as compared to $2 million in Q1 2016, primarily due to an increase of $2 million in Kanan’s net income, due to the commencement of its commercial operations in April 2016, and a $2 million increase in Puerto Quetzal’s net income due to lower finance expenses; and

•
Adjusted EBITDA—$20 million in Q1 2017, as compared to $15 million in Q1 2016, primarily due to a $5 million increase in Kanan’s Adjusted EBITDA, due to the commencement of its commercial operations in April 2016.

Generation - Other Segment

	Three Months Ended March 31, 2017
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
COBEE (Bolivia)	100	12	4	7	4
Central Cardones (Chile)	87	4	-	3	1
Colmito (Chile)	100	6	5	1	-
CEPP (Dominican Republic)	97	11	9	1	-
JPPC (Jamaica)	100	11	10	-	(1)
Surpetroil (Colombia)	60	2	1	-	-

IC Power Distribution Holdings (non-operating holdco)	100	-	-		8
Inkia & Other (non-operating holdcos)	100	-	-	(1)	(33)
IC Power, ICPI & Other (non-operating holdcos)	100	-	-	(1)	(9)
RECSA (Guatemala)[1]	100	-	-	-	-
Eliminations					(1)
TOTAL		$46	$29	$10	$(31)

1. In January 2016, IC Power acquired RECSA, an electricity transmission company, as part of its acquisition of its distribution business. However, RECSA’s results are included within IC Power’s generation business as a result of its business line.

	Three Months Ended March 31, 2016
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
COBEE (Bolivia)	100	12	4	7	4
Central Cardones (Chile)	87	2	—	2	—
Colmito (Chile)	100	6	5	—	—
CEPP (Dominican Republic)	97	6	5	—	(1)
JPPC (Jamaica)	100	7	7	—	(1)
Surpetroil (Colombia)	60	2	1	—	—
IC Power Distribution Holdings (non-operating holdco)	100	—	—	—	(2)
Inkia & Other (non-operating holdcos)	100	—	—	—	(10)
IC Power, ICPI & Other (non-operating holdcos)	100	—	—	(1)	(4)
Eliminations					(1)
TOTAL		$35	$22	$8	$(15)

•
Revenues—$46 million in Q1 2017, as compared to $35 million in Q1 2016, primarily as a result of (i) a $5 million increase in CEPP’s revenues as a result of a 77% increase in the volume of energy sold as a result of PPAs which commenced in November 2016 and March 2017, respectively and (ii) a $4 million increase in JPPC’s revenues as a result of a 60% increase in JPPC’s selling prices, due to an increase in HFO prices;

•
Cost of sales—$29 million in Q1 2017, as compared to $22 million in Q1 2016, primarily as a result of (i) a $4 million increase in CEPP’s cost of sales due to an increase in CEPP’s energy purchases as a result of lower energy generation, and (ii) a $3 million increase in JPPC’s fuel expenses as a result of higher HFO prices;

•
Net loss—$31 million in Q1 2017, as compared to $15 million in Q1 2016, primarily due to (i) a $20 million asset impairment due to the sale of Surpetroil; and (ii) a $5 million increase in finance expenses in IC Power’s holding companies, including (a) a $3 million interest expense related to the $100 million Overseas Facility and (b) a $2 million increase in finance expenses related to the $220 million notes issued by IC Power to Kenon in March 2016. These effects were partially offset by the $10 million payment received by ICPDH as a result of the working capital adjustment in connection with the acquisition of Energuate in January 2016; and

•	Adjusted EBITDA—$10 million in Q1 2017, as compared to $8 million in Q1 2016.

Distribution Segment

	Three Months Ended March 31, 2017
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
DEORSA	93	$61	$48	$10	$5
DEOCSA	91	78	61	14	7
TOTAL		$139	$109	$24	$12

	Three Months Ended March 31, 2016[1]
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
DEORSA	93	$43	$34	$6	$2
DEOCSA	91	58	45	9	1
TOTAL		$101	$79	$15	$3

1. The results of IC Power’s distribution segment reflect the results of such segment since January 22, 2016, the date on which IC Power’s distribution business was acquired and consolidated.

•
Revenues—$139 million in Q1 2017, as compared to $101 million in Q1 2016, as IC Power’s distribution businesses’ results for Q1 2016 only reflected the 69 days after such businesses were acquired and consolidated, and due to increased revenues from energy sales due to a higher tariff;

•
Cost of sales—$109 million in Q1 2017, as compared to $79 million in Q1 2016, as IC Power’s distribution businesses’ results for Q1 2016 only reflected the 69 days after such businesses were acquired and consolidated, and due to a $4 million increase in Energuate’s energy purchase expenses due to an increase in the price of energy purchases;

•	Net income—$12 million in Q1 2017, as compared to $3 million in Q1 2016, primarily due to the factors discussed above; and

•	Adjusted EBITDA—$24 million in Q1 2017, as compared to $15 million in Q1 2016, due to the factors discussed above.

Capital Expenditures

IC Power’s capital expenditures were $40 million in Q1 2017, including $24 million in capital expenditures for maintenance of existing facilities (which included $6 million for Energuate) and $16 million in capital expenditures for construction of the OPC-Hadera plant.

Liquidity and Capital Resources

As of March 31, 2017, IC Power had cash and cash equivalents of $283 million, no short-term deposits, restricted cash of $126 million (including long-term portion), and total outstanding consolidated indebtedness of $3,145 million (excluding IC Power’s $145 million note payable to Kenon), consisting of $501 million of short-term indebtedness, and $2,644 million of long-term indebtedness.

In April 2017, IC Power loaned $50 million to Kenon.

For information regarding the Energuate bond issuance, loan and repayment of the ICPDH credit facility, as well as IC Power Israel Ltd.’s (“ICPI”) bond issuances and repayment of its credit facility, see “—Business Developments—Energuate Bonds” and “—Business Developments—ICPI Bonds and Restructuring.”

Business Developments

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 140 MW co-generation power plant in Israel. IC Power expects that the total cost of the OPC-Hadera plant will be approximately $250 million (including the acquisition price of NIS 60 million (approximately $16 million)).

Construction of the OPC-Hadera plant began in June 2016, and the plant is expected to commence commercial operations by early 2019. As of March 31, 2017, OPC-Hadera had invested an aggregate of $89 million in the project and completed approximately 50% of the project.

In March 2017, following the full investment of the project’s equity contribution, OPC-Hadera made its first drawings under the NIS 1 billion (approximately $261 million) loan agreement relating to the project.

Zomet Acquisition

In April 2017, IC Power entered into an agreement to acquire 95% of the shares of Zomet. Zomet is developing a project for the construction of a natural gas-powered power plant in Israel, with an installed capacity of 396 MW, using open-cycle conventional technology.

The consideration for the transaction is expected to be approximately $24 million, subject to adjustments pertaining to the installed capacity of the Zomet project and subject to the payment milestones stipulated in the agreements.

The completion of the transaction is conditional upon the fulfillment of closing conditions, including receipt of the necessary regulatory approvals, including the approval of the EA for a new conditional license for electricity generation (the approval request was submitted in May 2017) and the approval of the Anti-Trust Commissioner (which approval was received in April 2017).

Update on Kanan Plant

In April 2017, Kanan’s 92 MW power plant experienced a fire. As a result, Kanan’s 37 MW barge and 55 MW barge were placed off-line. Kanan has property and business interruption insurance for its power plant. Kanan is seeking coverage for the costs of the outage, including repair and replacement costs and loss of profits, as appropriate, from its insurance coverage.

Although Kanan’s management is still assessing the impact of the damage and the resulting outage, IC Power does not expect the fire and outage to have a material adverse effect on its financial results.

Sale of Surpetroil and Impairment

In April 2017, IC Power sold its 60% interest in Surpetroil for $1 million. As result of this transaction, IC Power identified impairment indicators in such assets and conducted an impairment analysis, which resulted in IC Power recording an asset impairment in the amount of $20 million in Q1 2017.

Energuate Bonds

In May 2017, Energuate issued senior notes in an aggregate principal amount of $330 million. In connection with the issuance of the notes, Energuate also entered into a Guatemalan-quetzales denominated loan in the amount of approximately $120 million. The proceeds of the notes and loan were used to repay in full Energuate indebtedness (representing approximately $317 million as of December 31, 2016) and IC Power’s $120 million ICPDH Credit Agreement (which was entered in connection with IC Power’s acquisition of Energuate in January 2016).

The notes accrue interest at a rate of 5.875%, and the loan accrues interest at the weighted average rate (TASA Activa Promedio Ponderada), as published by the Guatemalan Central Bank, less 6.0% (subject to a floor rate of 7.0%). Final maturity of the bonds and loan will occur in 2027.

Energuate Working Capital Adjustment

The purchase price for IC Power’s acquisition of Energuate was subject to a working capital adjustment. IC Power and Actis LLP (“Actis”), the prior owner of Energuate, disagreed as to the amount of this adjustment. Pursuant to the share purchase agreement, an accounting firm determined the amount of the adjustment. In April 2017, the accounting firm determined that Actis was required to pay $10 million to IC Power in relation to the working capital adjustment. In May 2017, Actis made such payment to IC Power. Such payment is reflected in IC Power’s Q1 2017 results.

ICPI Bonds and Restructuring

In May 2017, ICPI issued bonds in an aggregate principal amount of NIS320 million (approximately $89 million). The bonds bear interest at a rate of 4.95%, which is payable semi-annually beginning in 2018, with final maturity occurring in December 2030. The proceeds of the bonds were partially used to repay in full ICPI’s mezzanine loan (bearing interest at a rate of 7.75% per annum, linked to the Israeli consumer price index) in the amount of $62 million (including an early prepayment cost of $6 million).

In May 2017, IC Power completed a restructuring of ICPI, whereby ICPI, which is the holding company of OPC-Rotem, also became the holding company of OPC-Hadera.

Update on Agua Clara Project

IC Power is developing a 50 MW wind project in the Dominican Republic, which is expected to commence commercial operations in 2018. IC Power has entered into a PPA with a government entity for a period of 20 years, which is subject to the grant of a concession. In May 2017, IC Power was granted such concession.

IC Power is in the process of selecting an EPC contractor and lenders for the project. The total project cost is estimated to be approximately $100 million, of which approximately 70% is expected to be debt-financed.

Qoros4

The following discussion of Qoros’ results of operations below is derived from Qoros’ consolidated financial statements.

Revenues

Revenues decreased by 21% to RMB406 million ($59 million) in Q1 2017, as compared to RMB512 million ($74 million) in Q1 2016. The decrease in revenues in Q1 2017 reflects an approximately 24% decrease in car sales from approximately 4,900 cars in Q1 2016 to approximately 3,700 cars in Q1 2017.

Cost of Sales

Cost of sales decreased by 22% to RMB477 million ($69 million) in Q1 2017, as compared to RMB611 million ($89 million) in Q1 2016. The decrease in cost of sales is primarily due to the decrease in the number of cars sold in Q1 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 32% to RMB100 million ($14 million) in Q1 2017, as compared to RMB147 million ($21 million) in Q1 2016. The decrease reflects cost-cutting measures implemented by Qoros, including a reduction in advertising, marketing and promoting and personnel expenses.

Net Finance Costs

Net finance costs increased by 57% to RMB77 million ($11 million) in Q1 2017, as compared to RMB49 million ($7 million) in Q1 2016, primarily due to a decrease in finance income as a result of exchange rate effects.

4 Convenience translations of RMB amounts into US Dollars use a rate of 6.9:1.

Loss for the Period

Loss for the period decreased by 8% to RMB283 million ($41 million) in Q1 2017, as compared to RMB308 million ($45 million) in Q1 2016.

EBITDA5

Qoros’ EBITDA improved to negative RMB89 million ($13 million) in Q1 2017 from negative RMB131 million ($19 million) in Q1 2016. The improvement in EBITDA was mainly due to a reduction in advertising, marketing and promoting and personnel expenses in Q1 2017, as well as the improvement in Qoros’ product mix.

Liquidity

As of March 31, 2017, Qoros had total loans and borrowings (excluding shareholder loans) of RMB5.2 billion ($754 million) and current liabilities (excluding shareholder loans) of RMB3.6 billion ($528 million), including trade and other payables of RMB2.4 billion ($342 million), and current assets of RMB1.4 billion ($203 million), including cash and cash equivalents of RMB65 million ($9 million). Qoros uses a portion of its liquidity to make debt service payments. Qoros is currently required to make principal payments on its RMB3 billion facility and will be required to make principal payments on its RMB1.2 billion ($174 million) facility and RMB700 million ($101 million) facility beginning in August 2017 and May 2018, respectively. Qoros’ lenders have agreed, subject to final documentation, to reschedule principal payments under the RMB3 billion and RMB1.2 billion originally scheduled to be made in 2017 and 2018, with principal payments now scheduled to be made between 2019 and 2022 (in the case of the RMB3 billion facility) and between 2019 and 2024 (in the case of the RMB1.2 billion facility).

Qoros’ principal sources of liquidity have been cash inflows received from financing activities, including long term loans, short term facilities and capital contributions (in the form of equity contributions, or convertible or non-convertible shareholder loans), and cash flows from car sales. Qoros has fully utilized its RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility and its RMB700 million credit facility, and will require additional financing, including the renewal or refinancing of its working capital facilities, to fund its development and operations.

In March 2017, Kenon agreed to fund up to RMB777 million ($114 million) to Qoros in two equal tranches, concurrently with a reduction in its back-to-back guarantees to Chery. The first tranche of loans were provided to Qoros in March 2017 in the amount of RMB388 million ($57 million). In April 2017, Kenon funded a part of the second tranche in the amount of RMB100 million ($15 million). The proceeds of these loans have been used to support Qoros’ ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles, while Qoros continues its fund raising efforts.

Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources.

Business Updates

Car Sales

In the three months ended March 31, 2017 Qoros’ sales decreased by approximately 24% to approximately 3,700 vehicles, as compared to the three months ended March 31, 2016.

5 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated May 31, 2017 for the definition of Qoros’ EBITDA and a reconciliation to its total loss for the applicable period.

Dealerships

Qoros’ strategy includes expanding its dealer network and opening new points of sales. As of March 31, 2017, Qoros’ dealership network included 118 points of sales, 13 additional points of sales under construction and memorandums of understanding with respect to the potential development of 13 additional points of sales.

Qoros is seeking to increase the size of its dealer network by expanding into smaller Chinese cities (i.e., Tier 3 and Tier 4 cities) and creating incentives for its high-performing dealers to open additional points of sales.

Strategic Partnership with Yibin Municipal Government (“Yibin”)

In April 2017, Qoros, together with Chery and Yibin, signed a three-party agreement on strategic cooperation. In addition, Chery, Yibin (through its investment platform company), Quantum, and Qoros have signed an investment agreement that provides for joining Yibin as a strategic partner with Qoros and for a collaboration on conventional and new energy projects in Yibin, Sichuan Province, subject to certain conditions. According to the agreements, Yibin, through its investment platform company, will establish with Qoros an NEV manufacturing base in Yibin. To date, the conditions have not been met and the parties remain in discussions.

ZIM

Discussion of ZIM’s Results for Q1 2017

In Q1 2017, ZIM’s revenues increased by 4% to approximately $655 million, as compared to approximately $630 million in Q1 2016. The increase was primarily driven by an increase in income from containerized cargo in an amount of approximately $32 million, as ZIM carried approximately 598 thousand TEUs in Q1 2017, representing a 4% increase as compared to Q1 2016, in which ZIM carried approximately 577 thousand TEUs.

ZIM’s operating expenses in Q1 2017 decreased by 5% to $571 million, as compared to $598 million in Q1 2016. The decrease was primarily driven by (i) a $36 million, or 29%, decrease in lease expenses of vessels and containers, (ii) a $9 million, or 3%, decrease in expenses related to cargo handling and (iii) a $6 million, or 11%, decrease in port expenses, partially offset by a $22 million, or 36%, increase in bunker expenses.

ZIM’s net loss attributable to ZIM’s owners in Q1 2017 was $8 million, as compared to $58 million in Q1 2016.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Additional Kenon Updates and Information

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of March 31, 2017, cash, gross debt, and net debt6 (a non-IFRS financial measure, which is defined as gross debt minus cash) of Kenon (unconsolidated) were $43 million, $228 million and $185 million, respectively.

6 Kenon’s gross debt and net debt do not include Kenon’s back-to-back guarantee obligations in respect of Qoros’ indebtedness as discussed herein and shareholder loans from Kenon’s major shareholder Ansonia Holdings Singapore B.V.

Kenon has fully drawn its $200 million credit facility from Israel Corporation Ltd. As of March 31, 2017, $228 million was outstanding under the facility, including interest and fees.

In March 2017, Kenon funded RMB 388 million (approximately $57 million) to Qoros, reducing Kenon’s back-to-back guarantee obligations to Chery from RMB850 million (approximately $125 million) to RMB425 million (approximately $63 million).

In April 2017, Kenon funded an additional RMB100 million (approximately $15 million) to Qoros, further reducing Kenon’s back-to-back guarantee obligations to Chery from RMB425 million to approximately RMB320 million (approximately $46 million).

Set forth below is an overview of Kenon’s back-to-back guarantee obligations, after giving effect to the reduction of the back-to-back guarantees discussed above.

	Timing	Amount of Loans to Qoros	Amount of Guarantee Obligations Prior to Loan	Release of Kenon Guarantees to Chery	Remaining Guarantee Obligations Post-Loan
First Tranche Loans	Completed in March 2017	RMB388 million	RMB850 million (plus interest and fees)[1]	RMB425 million (plus certain interest and fees)	RMB425 million (plus certain interest and fees)

Second Tranche Loans

April Disbursement	Completed in April 2017	RMB100 million	RMB425 million (plus interest and fees)	RMB105 million (plus interest and fees)	RMB 320 million (plus interest and fees)

Remaining Disbursements	At Kenon’s discretion	RMB288 million	RMB320 million (plus interest and fees)	RMB320 million (plus interest and fees)	—

Total		RMB777 million	—	RMB850 million (plus interest and fees)	—

1. Kenon’s major shareholder Ansonia has committed to fund RMB25 million (approximately $4 million) of Kenon’s back-to-back guarantee obligations in certain circumstances.

In April 2017, Kenon borrowed $50 million from IC Power.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on June 5, 2017. To participate, please call one of the following teleconferencing numbers:

Singapore: US: Israel: UK: International:	3158-3851 1-888-668-9141 03-918-0609 0-800-917-5108 +65-3158-3851

The call will commence at 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 9:00 pm Singapore Time.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to IC Power, statements with respect to the expected installed capacity and cost, financing, and timing of the completion of IC Power’s OPC-Hadera and Agua Clara projects, statements with respect to the Zomet project, including the expected acquisition cost, installed capacity, fuel source and technology of the plant, the use of proceeds of IC Power’s various bond issuances, IC Power’s strategy to recoup the costs associated with the Kanan outage from its insurance coverage and the scope of such coverage, and the expected effect of the Kanan outage on IC Power’s results, (ii) with respect to Qoros, statements with respect to Qoros’ liquidity requirements and sources of funding and plans to continue to seek financing, the agreement by Qoros’ lenders to waive certain financial covenants under Qoros’ RMB3 billion facility and reschedule amortization payments under Qoros’ debt facilities, Qoros’ strategy to expand its dealer network, and statements with respect to the partnership with Yibin and Qoros’ plans to collaborate on new energy and conventional projects and build an NEV manufacturing base, (iii) with respect to Kenon, statements with respect to Kenon’s strategy and (iv) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to IC Power, risks relating to IC Power’s failure to complete the development of the OPC-Hadera and Agua Clara projects on a timely basis, within expected budget, or at all, IC Power’s inability to complete the Zomet acquisition or complete the project as contemplated, IC Power’s ability to recover the costs of the Kanan outage from its insurance coverage, the extent of the effect of the Kanan outage on IC Power’s business, and IC Power’s ability to use the proceeds of its bond issuances as contemplated, (ii) with respect to Qoros, risks relating to changes in events and circumstances with respect to Qoros and its ability to obtain financing, changes which may affect Qoros’ ability to obtain the final documentation in connection with its agreements with its lenders as discussed above, Qoros’ ability to execute its strategy to expand its dealer network and Qoros’ ability to satisfy the closing conditions to its partnership with Yibin and complete its contemplated projects, as expected, (iii) with respect to Kenon, changes in events and circumstances which may affect its strategy and (iv) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246